Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                October 19, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1372
        European Capital Strength & Hedged Currency Portfolio, Series 3
                       File Nos. 333-206614 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1372, filed on August 27, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the European Capital Strength & Hedged Currency Portfolio, Series 3 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Risks" section states that certain exchange-traded funds held by the Trust may invest in derivatives. Please disclose this in the "Principal Investment Strategy" section.

     Response: The disclosure has been revised as requested.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren